Exhibit 2.1

EXECUTION VERSION

AGREEMENT FOR PURCHASE AND SALE

among

CoLa Resources LLC

as Seller

and

CEP Mid-Continent LLC

as Buyer

February 19, 2008

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TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

TABLE OF DEFINED TERMS

Page
“AAA”	Annex I
“Adjusted Purchase Price”	4
“Adverse Environmental Condition”	30
“Adverse Environmental Condition Notice”	Annex II
“AFE’s”	10
“Affiliate”	30
“Agreement”	1
“Allocated Value”	Annex I
“Assignment”	16
“Assumed Obligations”	19
“Audit Firm”	27
“BofA”	30
“BofA Credit Facility”	30
“Business Day”	30
“Buyer”	1
“Buyer Indemnified Parties”	23
“Buyer’s Credits”	5
“Buyer’s Title Review”	Annex I
“Casualty Loss”	17
“Claim Period”	24
“Claim Threshold”	24
“Closing”	16
“Closing Amount”	17
“Closing Date”	16
“Closing Period”	5
“Closing Period Expenses”	5
“Closing Statement”	6
“Code”	6
“Consents”	11
“Control”	31
“Data”	2
“Data Agreement”	16
“Defect Notification Deadline”	Annex II
“Defensible Title”	Annex I
“Disputes”	Annex I
“Division of Interest Spreadsheet	Annex I
“DOTO Wellbores”	Annex I
“DOTOs”	Annex I
“DTPA”	26
“Effective Time”	1
“Environmental Laws”	31
“Environmental Review”	14
“Equipment”	1

-iv-

“Equitable Limitations”	7
“Environmental Review”	Annex II
“Examination Period “	Annex I
“Excluded Assets”	3
“Executive Rights”	1
“Final Notice Date”	Annex I
“Financial Statements”	27
“Final Settlement Statement”	20
“GAAP”	5
“Guaranty”	16
“Independent Expert”	Annex I
“Leases “	Page 1
“Liabilities”	23
“Liens”	31
“Maximum Guaranty Amount”	31
“Newfield”	Annex I
“NORM”	11
“Objection Notice”	20
“Organizational Documents”	31
“Payment Rights”	3
“Permits”	2
“Permitted Encumbrances”	Annex I
“Person”	32
“Preferential Rights”	10
“Properties”	1
“Purchase Price”	4
“Referee”	20
“Remediation Value”	Annex II
“Restricted Transaction”	14
“Rules”	Annex I
“Seller Indemnified Parties”	23
“Seller”	1
“Seller’s Credits”	4
“Seller’s Knowledge”	32
“Seller’s Substances”	3
“Seller’s Warranties”	11
“Substances”	2
“Surface Contracts”	2
“Termination Date”	18
“Third Party”	14
“Title Adjustment Amount”	Annex I
“Title Curative Period”	Annex I
“Title Defect”	Annex I
“Title Defect Notice”	Annex I
“Transaction Documents”	16
“Wellbores”	1

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SCHEDULE OF EXHIBITS AND ANNEXES

Exhibit 1.1	Wellbores, WI, NRI, Allocated Values
Exhibit 3.5	Contracts
Exhibit 3.6	Litigation and Claims
Exhibit 3.7.2	Environmental Matters
Exhibit 3.9	Production Burdens, Taxes, Expenses and Revenues
Exhibit 3.10	Calls on Production; Imbalances
Exhibit 3.14(a)	AFE’s
Exhibit 3.14(b)	AFE’s Under Consideration
Exhibit 3.15	Consents and Preferential Rights to Purchase
Annex I	Title to Properties
Annex II	Environmental Matters
Annex III	Seller’s Certificate
Annex IV	Buyer’s Certificate
Annex V	Form of Assignment and Bill of Sale
Annex VI	FIRPTA Affidavit
Annex VII	Guaranty

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AGREEMENT FOR PURCHASE AND SALE

This Agreement for Purchase and Sale (“Agreement”) is made and entered into on this the 19th day of February, 2008, among COLA RESOURCES LLC, a Delaware limited liability company (the “Seller”), and CEP MID-CONTINENT LLC, a Delaware limited liability company (“Buyer”).

1. Sale and Purchase of the Properties. Subject to the terms and conditions and for the consideration herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller agrees to sell, assign, convey and deliver to Buyer, and Buyer agrees to purchase and acquire from Seller at Closing, effective as of 7:00 a.m. at the location of each of the Wellbores on January 1, 2008 (the “Effective Time”), the properties and interests described in Sections 1.1 through 1.8 (collectively, the “Properties”):

1.1. Wellbores. All of Seller’s right, title and interest in and to the oil and gas leases, oil, gas and mineral leases, subleases, leasehold estates, forced pooling interests, licenses, concessions, working interests, farmout rights, or other carried interests, operating rights or other mineral rights of every nature (other than fee interests and royalty and overriding royalty interests) (the “Leases”), INSOFAR AND ONLY INSOFAR AS the Leases cover or pertain to the wellbore of each of those existing wells specifically described on Exhibit 1.1 and the oil and gas that may be produced therefrom (such right, title and interest, the “Wellbores”). The Wellbores are limited to the wellbores described on Exhibit 1.1 as each is physically configured as of the Effective Time and shall include such rights as are necessary to the continued production of hydrocarbons from such Wellbores but shall not include the right to deepen any Wellbore, to any sidetracking from the Wellbore (except as provided below), or to any horizontal drilling through or from the Wellbore, but shall include the right to plug-back, rework or recomplete the Wellbore so long as such plugging-back, reworking or recompletion does not involve any sidetracking (except as provided below), deepening or horizontal drilling through or from the Wellbore. Notwithstanding the foregoing, in the event of mechanical failure in any Wellbore that permanently disrupts the production of hydrocarbons from the Wellbore, should Buyer elect to attempt to reestablish production from the same or shallower stratigraphic interval that the Wellbore was producing from prior to such mechanical failure through sidetracking from the Wellbore, Buyer shall have the right to do so provided that the bottom hole location of such sidetracking is (a) no deeper than and (b) no more than 100 feet from, the bottom hole location of the Wellbore prior to mechanical failure. Seller retains any and all executive rights related to the Wellbores, including all rights, if any, to negotiate with lessors, to grant leases or to rental or bonus payments (“Executive Rights”) and Buyer hereby waives any and all such rights as well as any right to protest any down-spacing wells, increased density wells, or exception location wells Seller, or its successors and assigns, may choose to drill.

1.2. Equipment. All of Seller’s interest in all casing pipe, downhole equipment and any additional equipment, fixtures or physical facilities attached to or a part of the Wellbores (“Equipment”).

1.3. Substances. All of Seller’s interest in all crude oil, natural gas, casinghead gas, drip gasoline, natural gasoline, petroleum, natural gas liquids, condensate, products, liquids and other hydrocarbons and other minerals or materials of every kind and description produced through the Wellbores and not yet past a measuring point at the Effective Time or produced from the Wellbores during the period from and after the Effective Time (such interest, the “Substances”) and all proceeds attributable thereto.

1.4. Surface Contracts. A concurrent interest with Seller in any right-of-way agreements or other agreements held by Seller to the extent such agreements extend rights-of-way or easements on surface properties that are used or held for use as of the Effective Time for flow lines in connection with the production of Substances or are otherwise used in connection with the operation of the Properties described in Sections 1.1 through 1.3 (such interest, the “Surface Contracts”).

1.5. Information and Data. Copies of the following to the extent the following relate to the Wellbores: (a) abstracts, title opinions, title reports, title policies, lease and land files, surveys, analyses, compilations, correspondence, and filings with and reports to regulatory agencies; (b) geophysical, geological, engineering, exploration, production and other technical data, magnetic field recordings, digital processing tapes, field prints, summaries, reports and maps, whether written or in electronically reproducible form; and (c) all other books, records, files and magnetic tapes containing financial, title or other information (the “Data”); provided, however, that Buyer’s right with respect to Data acquired pursuant to this Section 1.5 shall be limited, in each case to the extent such Data is in the possession of Seller and to the extent the disclosure of such Data is not restricted by the terms of any confidentiality, license or similar agreement; provided, however, that Seller will, upon Buyer’s request and at no cost or expense to Seller, request waivers of such restrictions.

1.6. Contracts. All of Seller’s interest in those contracts, commitments, agreements, and arrangements relating to the Properties described in Sections 1.1 through 1.5, and Sections 1.7 and 1.8, including, without limitation, the contracts described on Exhibit 3.5, but only to the extent related to the Properties, and any and all amendments, ratifications or extensions of the foregoing, together with (a) all rights, privileges, and benefits of Seller thereunder arising on or after the Effective Time to the extent related to periods after the Effective Time and (b) all rights of Seller thereunder to audit the records of any party thereto and to receive refunds of any nature thereunder to the extent relating to periods after the Effective Time.

1.7. Permits. To the extent assignable, all of Seller’s interest in all franchises, licenses, permits, approvals, consents, certificates and other authorizations and other rights granted by governmental authorities and all certificates of convenience or necessity, immunities, privileges, grants and other rights, that relate to the Wellbores or the ownership or operation of any thereof (the “Permits”), provided, however, that Buyer’s right with respect to Permits acquired pursuant to this Section 1.7 shall be limited to the receipt, by Buyer, of the benefit of the rights and privileges of Seller with respect to such Permits as an owner of the Wellbores, in each case only to the extent related to the Wellbores.

1.8. Payment Rights. All of Seller’s interest in all (a) accounts, instruments and general intangibles (as such terms are defined in the Uniform Commercial Code of Oklahoma) attributable to the Properties with respect to any period of time after the Effective Time; (b) liens and security interests in favor of Seller, whether choate or inchoate, under any law, rule or regulation or under any of the Contracts arising from the ownership or sale or other disposition after the Effective Time of any of the Properties; and (c) any claim of indemnity, contribution, or reimbursement relating to Assumed Obligations (such interest, the “Payment Rights”).

1.9. Excluded Assets. Notwithstanding the foregoing provisions of this Section 1, the following assets shall not constitute Properties and shall not be sold, assigned or conveyed to Buyer pursuant to Section 1 (such assets as described herein below, the “Excluded Assets”):

(a) all Permits that are not assignable in connection with the transactions contemplated by this Agreement;

(b) all crude oil, natural gas, casinghead gas, drip gasoline, natural gasoline, petroleum, natural gas liquids, condensate, products, liquids and other hydrocarbons and other minerals or materials of every kind and description produced from the Wellbores and disposed of, or in storage tanks or in pipelines past a measuring point, prior to the Effective Time (the “Seller’s Substances”), and all proceeds attributable thereto;

(c) all rights and causes of action, arising, occurring or existing in favor of Seller and attributable to the period prior to the Effective Time or arising out of the operation of or production from the Wellbores prior to the Effective Time (including, but not limited to, any and all contract rights, claims, receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mispayments, erroneous payments or other claims of any nature in favor of Seller and relating and accruing to the period prior to the Effective Time);

(d) all fee interests, overriding royalty interests and royalty interests, and all Executive Rights related to the Wellbores, and any and all right to protest any down-spacing wells, increased density wells, or exception location wells Seller, or its successors and assigns, may choose to drill;

(e) all rights under the contracts identified in Section 1.6 to the extent relating to any properties outside of the Properties described in Sections 1.1 through 1.5, and Sections 1.7 and 1.8, and specifically to the extent any such contracts relate to any additional wells or drilling activities outside of the Wellbores;

(f) all corporate, financial, tax and legal records of Seller; provided, however, Buyer will be entitled to copies of any such records and rights to audit such records as may reasonably be necessary to comply with reporting obligations imposed upon Buyer as a publicly traded entity, subject to such confidentiality requirements as Seller may reasonably require;

(g) all contracts of insurance or indemnity, subject to Section 10;

(h) any refund of costs, taxes or expenses borne by Seller attributable to the period prior to the Effective Time;

(i) any other right or interest in and to the Properties to the extent attributable to the period prior to the Effective Time, and any right or interest in the properties described in Sections 1.1 through 1.8 to the extent not applicable to the Wellbores;

(j) all deposits, cash, checks, funds and accounts receivable attributable to Seller’s interests in the Properties with respect to any period of time prior to the Effective Time;

(k) all computer or communications software or intellectual property (including tapes, data and program documentation and all tangible manifestations and technical information relating thereto) owned, licensed or used by Seller, other than the Data;

(l) any logo, service mark, copyright, trade name or trademark of or associated with Seller; and

(m) motor vehicles and other rolling stock.

1.10. Data Agreement. Seller may continue to receive from the operator of each of the Wellbores, copies of each of the following relating to the Wellbores: all daily and monthly production reports, all Lease operating expense reports, all revenue statements, capital expenditure statements and authority for expenditures, that the operator of each of the Wellbores may provide to Buyer or Seller following the Closing Date; subject to the terms of the Data Agreement to be executed at Closing and any existing confidentiality obligations owed to operator or other third parties. Such confidentiality agreement shall provide, among other provisions, that Buyer is an intended third party beneficiary thereof, that the disclosed data may include material nonpublic information of Buyer and its affiliates, and that the party to whom such data is disclosed shall be restricted from trading in Buyer’s or its affiliates’ securities or otherwise disclosing or using the data, other than use for the purpose of evaluating a potential transaction with Seller.

2.	Purchase Price.

2.1. Basic Amount. The purchase price for the Properties, subject to adjustment as provided in Section 2.2, shall be Fifty-Three Million Three Hundred Twenty–Four Thousand Five Hundred Dollars ($53,324,500) (the “Purchase Price”). The Purchase Price as adjusted pursuant to Section 2.2 is referred to in this Agreement as the “Adjusted Purchase Price.”

2.2. Adjustments to Purchase Price. The Purchase Price shall be adjusted as provided in this Section 2.2.

2.2.1 The Purchase Price shall be increased by the following amounts (without duplication) (“Seller’s Credits”):

(a) An amount equal to the production, development, operating, overhead and other costs, determined in accordance with generally accepted accounting principles, consistently applied (“GAAP”), incurred, charged or allocable to the

Properties in the ordinary course of business with respect to the period commencing at the Effective Time and ending at 7:00 a.m. on the Closing Date (the “Closing Period”) (collectively, “Closing Period Expenses”), and actually paid by Seller, whether before or after the Effective Time, and expressly including the following (with any such Closing Period Expenses attributable to any partial period occurring during the Closing Period to be prorated based on the portion of such period falling within the Closing Period):

(i) lease operating expenses, including bond and insurance premiums;

(ii) all overhead or other charges paid to any operator in connection with the operation of the Wellbores, all capital expenditures, including drilling costs, reworking costs, and all other capital expenditures incurred in connection with the development, exploration, or operation of the Wellbores during the Closing Period; and

(iii) amounts paid under the Surface Contracts to the extent related to the Wellbores.

(b) An amount equal to the value of all Substances produced from the Wellbores and in pipelines at the Effective Time, calculated at the sales price received by Seller for such Substance as of the Effective Time, and for which Seller has not yet received payment.

(c) Any upward adjustments attributable to Title Adjustment Amounts determined in accordance with Annex I up to but not in excess of $10,000,000 in the aggregate, after deducting any downward adjustments attributable to Title Adjustment Amounts determined in accordance with Annex I.

(d) An amount equal to the price for “Prices of Spot Gas Delivered to Pipelines” reported in Inside FERC Gas Market Report (published by Platt’s) for the month of March 2008, under the column marked “Index” for the “CenterPoint Energy Gas Transmission Co.—East” delivery point, multiplied by the volume of any underproduction attributable to Seller’s interest in the Wellbores as of the Effective Time under any operating agreement, gas balancing and storage agreement, gas processing or dehydration agreement or similar agreement.

2.2.2 The Purchase Price shall be decreased by the following amounts (without duplication) (“Buyer’s Credits”):

(a) An amount equal to the proceeds received by Seller from the sale of Substances produced during the Closing Period, net of all applicable taxes not reimbursed to Seller by a purchaser of Substances.

(b) An amount equal to all proceeds received by Seller from whatever source derived that relate to the Properties and are attributable to periods after the Effective Time.

(c) Any downward adjustments attributable to Title Adjustment Amounts determined in accordance with Annex I.

(d) An amount equal to the Remediation Value attributable to any Adverse Environmental Condition as determined in accordance with Annex II to the extent the aggregate of all Remediation Values in excess of $50,000 exceeds one and one-half percent (1.5%) of the Purchase Price.

(e) The amount of all taxes prorated to Buyer in accordance with Section 12.1.

(f) An amount equal to the value of the Wellbores excluded from the Properties because of a Casualty Loss affecting such Properties or, in the alternative, the insurance proceeds received by Seller for such Casualty Loss, all as provided in Section 10.

(g) An amount equal to the price for “Prices of Spot Gas Delivered to Pipelines” reported in Inside FERC Gas Market Report (published by Platt’s) for the month of March 2008, under the column marked “Index” for the “CenterPoint Energy Gas Transmission Co.—East” delivery point, multiplied by the volume of any overproduction attributable to Seller’s interest in the Wellbores as of the Effective Time under any operating agreement, gas balancing and storage agreement, gas processing or dehydration agreement or similar agreement.

2.3. Closing Statement. No later than three (3) Business Days prior to the Closing Date Seller shall deliver to Buyer a statement (the “Closing Statement”) setting forth the adjustments to the Purchase Price provided in Section 2.2, using estimates where actual amounts are not known at the Closing, and Seller’s calculation of the estimated Adjusted Purchase Price. The Closing Statement shall be prepared in accordance with GAAP as applied on a basis consistent with past practices of Seller.

2.4. Allocation of Purchase Price. Buyer and Seller agree that within thirty (30) days after the Closing they shall mutually agree in writing upon an allocation of the Purchase Price among the Properties using the methodology required by Section 1060 of the Internal revenue Code of 1986, as amended, and any regulations or other agency releases promulgated thereunder (the “Code”). Buyer and Seller shall each report the transactions contemplated under this Agreement on all tax returns, including IRS Form 8594, in a manner consistent with the allocation of Purchase Price mutually agreed upon by Buyer and Seller. If any taxing authority makes or proposes an allocation different from the allocation determined by the parties under this Section 2.4, either party may contest such allocation (or proposed allocation), provided such party asserts that the allocation mutually agreed upon by the Buyer and Seller is correct, and shall provide written notice to the other parties of such fact and shall provide such additional written notices as are reasonable to the other parties to make them aware of the status and final disposition of such contest of the allocation made or proposed by such taxing authority. Further, after providing written notice to the party adversely affected by such allocation (or proposed allocation) by a taxing authority, the other party hereto may file such protective claims or tax returns as may be reasonably required to protect its interests.

3. Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

3.1. Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is qualified to do business in the State of Oklahoma.

3.2. Authority and Authorization. Seller has full limited liability company power and authority to carry on its business as presently conducted, to enter into this Agreement and the other Transaction Documents to which Seller is a party and to perform its obligations under this Agreement and the other Transaction Documents to which Seller is a party. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which Seller is a party have been, and the performance by Seller of its obligations under this Agreement and the other Transaction Documents to which Seller is a party and the transactions contemplated hereby and thereby shall be, at the time required to be performed hereunder or thereunder, duly and validly authorized by all requisite action on the part of Seller.

3.3. Enforceability. This Agreement has been duly executed and delivered on behalf of Seller and constitutes the legal, valid and binding obligation of Seller enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, reorganization or moratorium statutes, or other similar laws affecting the rights of creditors generally or equitable principles (collectively, “Equitable Limitations”). At the Closing, all other Transaction Documents required hereunder to be executed and delivered by Seller shall be duly executed and delivered and shall constitute legal, valid and binding obligations of Seller enforceable in accordance with their terms, except as enforceability may be limited by Equitable Limitations.

3.4. Conflicts. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which Seller is a party does not, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which Seller is a party shall not, (a) violate or be in conflict with, or require the consent of any person or entity under, any provision of Seller’s Organizational Documents, (b) conflict with, result in a breach of, constitute a default (or an event that with the lapse of time or notice, or both would constitute a default) under any agreement or instrument to which Seller is a party or, to Seller’s Knowledge, by which any of the Properties or Seller is bound, other than those instruments identified on Exhibit 3.15; provided, however, that with respect to (i) Transaction Documents other than this Agreement and (ii) the consummation of the transactions contemplated by this Agreement, clause (b) shall be true and correct except as to any governmental approvals of the type customarily obtained after Closing and further provided that Buyer’s sole recourse due to any failure to secure a consent or approval to the conveyance of the Wellbores shall be to assert such failure as a Title Defect in accordance with the terms and conditions of Annex I, (c) violate any provision of or require any consent, authorization or approval under any judgment, decree, judicial or administrative order, award, writ, injunction, statute, rule or regulation applicable to Seller, or (d) to Seller’s Knowledge, result in the creation of any lien, charge or encumbrance on any of the Properties.

3.5. Contracts. Exhibit 3.5 includes all of the following contracts, agreements, and commitments to which any of the Properties are bound as of the date of this Agreement and any and all amendments, extensions, or other modifications thereof: (a) any agreement with any Affiliate of Seller; (b) to Seller’s Knowledge any agreement or contract for the sale, exchange or other disposition of hydrocarbons produced from the Wellbores, or for the gathering or transportation thereof, that is not terminable upon sixty (60) days’ prior written notice or less; (c) to Seller’s Knowledge any agreement to sell, lease, farmout or otherwise dispose of Seller’s interests in any of the Wellbores other than conventional rights of reassignment; (d) to Seller’s Knowledge any operating agreement to which Seller’s interests in any of the Wellbores is subject; (e) any contract that requires Seller to expend more than $50,000 in any year in connection with the Properties and (f) to Seller’s Knowledge any partnership, joint venture, area of mutual interest, and non-compete agreements affecting or relating to the Properties.

3.6. Litigation and Claims. Except as set forth on Exhibit 3.6, (a) no claim, demand, filing, investigation, administrative proceeding, action, suit or other legal proceeding is pending against Seller or, to Seller’s Knowledge, threatened, with respect to the Properties or the ownership or operation of any thereof, other than proceedings relating to the oil and gas industry generally and as to which Seller is not a named party; (b) Seller has not received any written notification of any facts, conditions or circumstances in connection with, related to or associated with the Properties or the ownership or operation of any thereof that could reasonably be expected to give rise to any such claim, demand, filing, investigation, administrative proceeding, action, suit or other legal proceeding; and (c) no written notice from any governmental authority or any other person (including employees) has been received by Seller (i) claiming any material violation or repudiation of any law, rule, regulation, ordinance, order, decision or decree of any governmental authority (including, without limitation, any such law, rule, regulation, ordinance, order, decision or decree concerning the conservation of natural resources) or (ii) requiring, or calling attention to the need for, any material work, repairs, construction, alterations, installations, remediation, response, removal or abatement actions, restoration, investigation or monitoring of, on, in, under, in connection with or related to the Properties or the ownership or operation of any thereof other than, in the case of clauses (i) and (ii) above, notices for matters that have been remedied without further material obligations of Seller.

3.7. Compliance with Law and Permits.

3.7.1 To Seller’s knowledge, (a) the Properties have been and currently are operated, and Seller and the Properties are, in compliance with the provisions and requirements of all laws, rules, regulations, ordinances, orders, decisions and decrees of all governmental authorities having jurisdiction with respect to the Properties or the ownership or operation of any thereof; (b) all necessary governmental permits, licenses, approvals, consents, certificates and other authorizations with regard to the ownership or operation of the Properties have been obtained and maintained in effect and no violations exist in respect of such permits, licenses, approvals, consents, certificates or authorizations; and (c) there are no facts, conditions or circumstances in connection with, related to or associated with the Properties or the ownership or operation of any thereof that could reasonably be expected to give rise to any claim or assertion that Seller, the Properties or the ownership or operation of any thereof is not in compliance in all material respects with any applicable law, rule, regulation, ordinance, order, decision or decree of any governmental authority or with any term or conditions of any applicable permit, license, approval, consent, certificate or other authorization except, in the case of each of clause (a), (b) and (c), for such non-compliance, failure to obtain or maintain, and such facts, conditions or circumstances, the existence of which has not had and could not reasonably be expected to have a material adverse effect on Buyer’s ability to own and produce hydrocarbons from the Wellbores, taken as a whole, after Closing.

3.7.2 To Seller’s Knowledge, except as set forth on Exhibit 3.7.2, no pollutant, waste, contaminant, or hazardous, extremely hazardous, or toxic material, substance, chemical or waste identified, defined or regulated as such under any Environmental Law has been handled, managed, stored, transported, processed, treated, disposed of, released, migrated or has escaped on, in, from, under or in connection with the Properties or the ownership or operation thereof such as to cause a condition or circumstance that could reasonably be expected to result in a violation of any Environmental Law or in a remediation, removal, response, restoration, abatement, investigative or monitoring obligation, other than violations or obligations that would not reasonably be expected to have a material adverse effect on Buyer’s ability to own and produce hydrocarbons from the Wellbores, taken as a whole, after Closing.

3.8. Status of Contracts. (a) To Seller’s Knowledge, all of the contracts and other obligations of Seller set forth on Exhibit 3.5 are in full force and effect and (b) to Seller’s Knowledge, neither Seller nor any other party to such contracts (i) is in material breach of or default, or with the lapse of time or the giving of notice, or both, would be in material breach or default, with respect to any of its obligations thereunder, or (ii) has given written notice or threatened to give notice of any default under or inquiry into any possible default under, or action to alter, terminate, rescind or procure a judicial reformation of any such contract.

3.9. Production Burdens, Taxes, Expenses and Revenues. Except as set forth on Exhibit 3.9, to Seller’s Knowledge (a) all rentals, royalties, excess royalty, overriding royalty interests and other payments due under or with respect to the Wellbores have been properly and timely paid and no royalties are currently being held in suspense; (b) (i) all ad valorem, property, production, severance and other taxes based on or measured by the ownership of the Properties or the production of hydrocarbons from the Wellbores and that have become due have been properly and timely paid, (ii) there is no pending action, proceeding, or investigation for assessment or collection of taxes, and no tax assessment, deficiency or adjustment has been asserted or propped with respect to the Properties and (iii) none of the Properties is subject to a tax partnership agreement pursuant to Section 761(a)(2) of the Code; (c) all expenses payable under the terms of the Surface Contracts have been properly and timely paid except for such expenses not yet due or as are being currently paid prior to delinquency in the ordinary course of business; and (d) all of the proceeds from the sale of hydrocarbons produced from the Wellbores are being properly and timely paid to Seller by the purchasers of production without suspension or indemnity other than standard division order indemnities.

3.10. Production Balances and Penalties; Other Production Sales Matters. To Seller’s Knowledge, (a) as of the date of this Agreement, none of the purchasers under any production sales contracts related to hydrocarbons produced from the Wellbores are entitled to “make-up” or otherwise receive deliveries of Substances without paying at the time of such deliveries the full contract price therefor; (b) none of the purchasers under any production sales contracts related to the Wellbores has exercised any economic out provision; (c) none of the purchasers under any production sales contracts related to the Wellbores has curtailed its takes of natural gas in violation of such contracts; (d) none of the purchasers under any production sales contracts related to the Wellbores has given notice that it desires to amend the production sales contracts with respect to price or quantity of deliveries; (e) Seller is not obligated to pay any penalties or other payments under any gas transportation or other agreement as a result of the delivery of quantities of gas from the Wellbores in excess of the contract requirements; (f) except as set forth on Exhibit 3.10, no person has any call upon, option to purchase, or similar rights with respect to the production from the Wellbores; and (g) except as disclosed on Exhibit 3.10, there are no production, pipeline, storage, processing or other imbalances attributable to the Properties.

3.11. Operations. Seller is not a non-consenting party under any applicable operating agreement with respect to any operation relating to the Wellbores.

3.12. Wellbore Locations and Operations. To Seller’s Knowledge (a) each Wellbore has been drilled and completed in a legal location within the boundaries of the appropriate oil, gas or other mineral lease, or on lands pooled or otherwise combined with an oil, gas or other mineral lease; (b) no Wellbore is subject to penalties or allowables after the date hereof because of any overproduction or violation of applicable laws, rules, regulations, permits, or judgments, orders or decrees of any court or governmental body or agency which prevents the Wellbore from being entitled to its full legal and regular allowance or share of production from and after the date hereof as prescribed by any court or governmental body or agency; and(c) all units in which any of the Wellbores are included have been validly formed. To the extent Seller’s interest in any Leases that cover or pertain to the Wellbores was acquired by the exercise of Seller’s rights under an area of mutual interest agreement, Seller has given timely notice under the area of mutual interest agreement of its election to participate in the acquisition of the Lease(s) that cover or pertain to the Wellbores.

3.13. Wellbore Abandonment. To Seller’s Knowledge, none of the Wellbores are shut-in or incapable of producing such that Seller has any current liability or obligation to plug and abandon.

3.14. Planned Future Commitments. Except as disclosed on Exhibit 3.14(a), Seller has not received any authorities for expenditures (“AFEs”) or other commitments to make capital expenditures with respect to the Properties which will require expenditures after the Effective Time. Exhibit 3.14(b) lists, as of the date hereof, all outstanding AFEs received by Seller relating to the Properties as to which Seller has not made (or been deemed to have made) an election.

3.15. Preferential Rights and Required Consents. Exhibit 3.15 lists (a) all rights or agreements that may permit any person to purchase or acquire any of the Properties arising in connection with the transactions contemplated hereby (“Preferential Rights”), and (b) all required consents, approvals or authorizations of, or notifications to, any person (excluding any of the foregoing consents, approvals or authorizations of, or notifications to, any person customarily obtained following Closing) arising in connection with the transactions contemplated hereby (the “Consents”); provided that Buyer’s sole recourse due to a breach of this representation and warranty or any failure to secure a waiver of a Preferential Right or to secure a Consent shall be to assert such failure as a Title Defect in accordance with the terms and conditions of Annex I.

3.16. Broker. No broker, finder, investment banker or other similar person is or will be, in connection with the transactions contemplated by this Agreement or the other Transaction Documents, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of Seller.

3.17. Disclaimers. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS SECTION 3 AND IN THE ASSIGNMENT DELIVERED AT CLOSING (COLLECTIVELY “SELLER’S WARRANTIES”) ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE. SELLER EXPRESSLY DISCLAIMS ANY AND ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES. WITHOUT LIMITATION OF THE FOREGOING AND, EXCEPT FOR SELLER’S WARRANTIES, THE PROPERTIES SHALL BE CONVEYED PURSUANT HERETO WITHOUT (a) ANY WARRANTY OR REPRESENTATION WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE RELATING TO TITLE TO THE PROPERTIES, THE CONDITION, QUANTITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO THE MODELS OR SAMPLES OF MATERIALS OR MERCHANTABILITY OF ANY EQUIPMENT OR ITS FITNESS FOR ANY PURPOSE OR (b) ANY OTHER EXPRESS, IMPLIED, STATUTORY OR OTHER WARRANTY OR REPRESENTATION WHATSOEVER. BUYER HAS INSPECTED OR OTHERWISE WAIVES ITS RIGHT TO INSPECT THE PROPERTIES FOR ALL PURPOSES AND HAS SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING BUT NOT LIMITED TO CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS AND OTHER MAN MADE FIBERS, OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”). BUYER IS RELYING SOLELY UPON THE SELLER’S WARRANTIES, AND ITS OWN INSPECTION OF THE PROPERTIES, AND BUYER SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS”, “WHERE IS” CONDITION.

4. Representations and Warranties of Buyer. Buyer represents and warrants to Seller that:

4.1. Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is qualified to do business in and is in good standing under the laws of the State of Oklahoma.

4.2. Authorization and Authority. Buyer has full limited liability company power and authority to carry on its business as presently conducted, to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to purchase the Properties on the terms described in this Agreement and to perform its other obligations under this Agreement and the other Transaction Documents to which Buyer is a party. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party have been, and the performance by Buyer of its obligations under this Agreement and the other Transaction Documents to which Buyer is a party and the transactions contemplated hereby and thereby shall be at the time required to be performed hereunder or thereunder, duly and validly authorized by all requisite action on the part of Buyer.

4.3. Enforceability. This Agreement has been duly executed and delivered on behalf of Buyer, and constitutes a legal, valid and binding obligation of Buyer enforceable in accordance with its terms, except as enforceability may be limited by Equitable Limitations. At the Closing all other Transaction Documents required hereunder to be executed and delivered by Buyer shall be duly executed and delivered and shall constitute legal, valid and binding obligations of Buyer enforceable in accordance with their terms, except as enforceability may be limited by Equitable Limitations.

4.4. Conflicts. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party does not, and the consummation by Buyer of the transactions contemplated by this Agreement and the other Transaction Documents to which Buyer is a party shall not, (a) violate or be in conflict with, or require the consent of any person or entity under, any provision of Buyer’s Organizational Documents, (b) conflict with, result in a breach of, constitute a default (or an event that with the lapse of time or notice, or both, would constitute a default) under any agreement or instrument to which Buyer is a party or is bound, or (c) violate any provision of or require any consent, authorization or approval under any judgment, decree, judicial or administrative order, award, writ, injunction, statute, rule or regulation applicable to Buyer.

4.5. Reliance. In entering into this Agreement, Buyer has relied and agrees to rely solely on the express representations and covenants of Seller in this Agreement, its independent investigation of, and judgment with respect to, the Properties and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors and not on any comments or statements of any representatives of, or consultants or advisors engaged by, Seller.

4.6. Broker. No broker, finder, investment banker or other similar person is or will be, in connection with the transactions contemplated by this Agreement or any other Transaction Documents, entitled to any brokerage, finders or other fee or compensation based on any arrangement or agreement made by or on behalf of Buyer.

4.7. Approvals. There are no approvals, consents, filings or notifications required to be obtained, made or given by Buyer as a condition to or in connection with the performance by Buyer of its obligations under this Agreement or any other Transaction Documents or the consummation by Buyer of the transactions contemplated by this Agreement or such other Transaction Documents to which Buyer is a party.

4.8. Litigation. There are no pending suits, actions, or other proceedings to which Buyer is a party (or, to Buyer’s knowledge, which have been threatened to be instituted against Buyer) which affect the execution and delivery by Buyer of this Agreement or the other Transaction Documents to which Buyer is a party, the performance by Buyer of its obligations under this Agreement or the other Transaction Documents to which Buyer is a party or the consummation of the transactions contemplated hereby or thereby.

4.9. Qualified Purchaser. Buyer is an experienced and knowledgeable investor and operator in the oil and gas business. Buyer is acquiring the Properties for its own account and not with a view to, or for offer of resale in connection with, a distribution thereof, within the meaning of the Securities Act of 1933, 15 U.S.C. § 77a et seq., and any other rules, regulations, and laws pertaining to the distribution of securities.

5. Covenants of Seller Pending Closing.

5.1. Conduct of Business Pending Closing. Seller covenants that from the date hereof to the Closing Date, except (a) as provided herein, (b) as required by any obligation, agreement, lease, contract, or instrument referred to on any Exhibit hereto, or (c) as otherwise consented to in writing by Buyer, Seller will:

5.1.1 Not (a) deal with, incur obligations with respect to, or undertake any transactions relating to, the Properties other than transactions (i) in Seller’s normal, usual and customary manner, (ii) of a nature and in an amount consistent with prior practice, and (iii) in the ordinary and regular course of business of owning and operating the Properties; (b) enter into any contract, agreement or commitment that, if in effect on the date of this Agreement would have been required to be disclosed on Exhibit 3.5, other than contracts, agreements and commitments entered into in the ordinary course of business, customary in the oil and gas industry; (c) acquire, dispose of, encumber or relinquish any of the Properties (other than (x) relinquishments resulting from the expiration of leases that Seller has no right or option to renew, (y) Substances sold in the ordinary course and (z) materials, supplies, machinery, equipment, improvements, or other personal property or fixtures, which have been sold or otherwise disposed of and replaced with an item of substantially equal suitability and which, for purposes of this Agreement, have become part of the Properties); or (d) waive, compromise or settle any right or claim that would materially and adversely affect the ownership of any of the Properties after the Effective Time.

5.1.2 Make or give all notifications, filings, consents or approvals, from, to or with all governmental authorities as may be required to be made or given prior to Closing for Seller to convey and for Buyer to own the Properties following the consummation of the transaction contemplated in this Agreement.

5.1.3 Maintain in effect insurance providing substantially the same type of coverage, in substantially the same amounts with substantially the same deductibles as the insurance maintained in effect by Seller or its Affiliates with respect to the Properties as of the date of this Agreement.

5.2. Access. Seller shall afford to Buyer and its authorized representatives from the date hereof until the Closing Date, during normal business hours, reasonable access to the Properties (subject to the terms, conditions and restrictions of agreements related to the Wellbores to which Seller is a party) and to Seller’s financial, title, contract, corporate, environmental and legal materials and operating data and information available as of the date hereof and that becomes available to Seller at any time prior to the Closing Date, and will furnish to Buyer such other information in Seller’s possession with respect to the Properties as Buyer may reasonably request.

5.3. No Negotiations. During the period beginning on the date hereof and ending on the earlier of Closing or the termination of this Agreement pursuant to Section 11, Seller will not (a) approve or undertake any merger, consolidation, or any other transaction (other than as permitted under Section 5.1.1) involving directly or indirectly the sale or other disposition of all or any portion of the Properties or the membership interest of Seller (a “Restricted Transaction”), unless in connection with such action, Buyer is promptly notified and Buyer determines that its rights under this Agreement will not be impaired or (b) initiate, encourage, or solicit any inquiries, offers or proposals by any person other than Buyer (a “Third Party”) with respect to, or participate in, facilitate, or encourage, any effort or attempt by any Third Party to do or seek, any Restricted Transaction and Seller shall not disclose any of the Data to any such Third Party in connection with any such Restricted Transaction.

5.4. Environmental Review. Seller agrees that Buyer may conduct a review of environmental information in the possession of Seller (“Environmental Review”) related to the Properties prior to the Closing. Buyer shall not perform any invasive environmental testing of the Properties without the prior written consent of Seller, which may be granted, withheld, or conditioned at the sole discretion of Seller.

5.5. Cooperation. Seller shall use its commercially reasonable efforts to cause all the conditions precedent to the obligations of Buyer set forth in Section 7 to be satisfied on or prior to the Closing Date.

6. Covenants of Buyer Pending Closing.

6.1. Cooperation. Buyer shall use its commercially reasonable efforts to cause all the conditions precedent to the obligations of Seller set forth in Section 8 to be satisfied on or prior to the Closing Date. Buyer shall cooperate with Seller in Seller’s efforts to obtain all consents and approvals to the conveyance of the Wellbores and, in connection therewith, Buyer shall furnish such information as reasonably requested by any lessors under any mineral lease to which any Wellbore is subject (provided Buyer’s obligation to cooperate shall not include any obligation to make any payment of any amount to any person).

6.2. Financing. Buyer shall use its commercially reasonable efforts to secure debt financing prior to the Closing Date for the purchase of the Properties pursuant to this Agreement under the existing terms and conditions of its reserve based debt facility.

7. Conditions Precedent to the Obligations of Buyer. The obligations of Buyer to be performed at Closing are subject to the fulfillment, before or at Closing, of each of the following conditions, any one or more of which may be waived by Buyer:

7.1. Representations and Warranties. The representations and warranties by Seller set forth in this Agreement are true and correct in all material respects (provided that any such representations and warranties that are qualified by “material,” “material adverse effect” or similar materiality qualifiers shall not be further qualified hereby) as of the Closing Date except for changes therein specifically contemplated or permitted by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects (provided that any such representations and warranties that are qualified by “material,” “material adverse effect” or similar materiality qualifiers shall not be further qualified hereby) as of such specified date.

7.2. Compliance. Seller shall have performed and complied in all material respects with each of the covenants and conditions required by this Agreement of which performance or compliance is required prior to or at the Closing.

7.3. No Injunctions. On the Closing Date, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement or the other Transaction Documents shall be in effect, nor shall any suit, action or other proceeding be pending or threatened that seeks any such relief.

7.4. Financing. Buyer shall have obtained financing for the Purchase Price under the terms and conditions of its existing reserve based debt facility.

7.5. Seller’s Deliveries. Seller shall have delivered, or tendered for delivery, the items required to be delivered by Seller pursuant to Section 9.2.1.

8. Conditions Precedent to the Obligations of Seller. The obligations of Seller to be performed at Closing are subject to the fulfillment, before or at Closing, of each of the following conditions, any one or more of which may be waived by Seller:

8.1. Representations and Warranties. The representations and warranties by Buyer set forth in this Agreement are true and correct in all material respects (provided that any such representations and warranties that are qualified by “material,” “material adverse effect” or similar materiality qualifiers shall not be further qualified hereby) as of the Closing Date except for changes therein specifically contemplated or permitted by this Agreement.

8.2. Compliance. Buyer shall have performed and complied in all material respects with each of the covenants and conditions required by this Agreement of which performance or compliance is required prior to or at the Closing.

8.3. No Injunctions. On the Closing Date, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement or the other Transaction Documents shall be shall be in effect, nor shall any suit, action or other proceeding be pending or threatened that seeks any such relief.

8.4. Buyer’s Deliveries. Buyers shall have delivered the items required to be delivered, or tendered for delivery, by Buyer pursuant to Sections 9.2.2 and 9.4.

9. Closing.

9.1. The Closing. The assignment and purchase of the Properties pursuant to this Agreement shall be consummated (the “Closing”) in Houston, Texas at the offices of Bracewell & Giuliani LLP on (a) the sooner to occur of (i) the seventh (7th) Business Day following the date upon which all conditions to Closing set forth in Sections 7.1 through 7.4 and 8.1 through

8.3 hereof have been satisfied, but in no event prior to March 17, 2008, and (ii) March 31, 2008, if all conditions to Closing set forth in Sections 7 and 8 hereof have been satisfied as of March 31, 2008 or (b) if all such conditions shall not have been satisfied on March 31, 2008, the earlier of the seventh (7th) Business Day after all such conditions shall have been satisfied or the Termination Date if all such conditions shall have been satisfied as of the Termination Date (the date on which Closing occurs, the “Closing Date”).

9.2. Documents to be Delivered at Closing.

9.2.1 At the Closing, Seller shall deliver to Buyer, or cause to be delivered, the following instruments, dated the Closing Date, properly executed by authorized officers of Seller (or, in the case of the Guaranty, of Constellation Energy Commodities Group, Inc.) and, where appropriate, acknowledged:

(a) Counterparts of an Assignment and Bill of Sale from Seller in the form of Annex V sufficient to convey to Buyer the Properties (the “Assignment) “;

(b) A Guaranty Agreement from Constellation Energy Commodities Group, Inc. in the form of Annex VII, up to a maximum amount not to exceed the Maximum Guaranty Amount (the “Guaranty “; and collectively, with this Agreement, the Assignment, the Data Agreement and any other agreement between Seller and Buyer that expressly states that it constitutes a Transaction Document for purposes of this Agreement, and all other agreements, documents, and instruments entered into as of or after the date hereof and at or prior to Closing in connection with the transactions contemplated hereby and all certificates delivered by the parties hereto at the Closing, the “Transaction Documents”);

(c) A certificate in the form attached as Annex VI (i) stating that Seller (or the applicable transferor for federal income tax purposes) is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (ii) stating that it is not a disregarded entity, (iii) providing its U.S. Employer Identification Numbers and (iv) providing its addresses, all pursuant to the Code;

(d) An agreement with regard to all data to which Seller may receive copies pursuant to Section 1.10, in form and content mutually acceptable to Seller and Buyer (the “Data Agreement”), pursuant to which Seller shall agree to maintain such data as confidential and not to share such data with third parties; provided, however, that the Seller shall have the right to disclose such data to prospective purchasers of Seller’s membership interests or Seller’s retained interest in the oil and gas leases relating to the Wellbores if such third parties shall have executed a confidentiality agreement with regard to such data.

(e) Such other instruments as are necessary to effectuate the conveyance of the Properties to Buyer;

(f) Letters in lieu of division orders addressed to each purchaser of the Substances;

(g) Written and recordable releases of all liens and security interests held by BofA, pursuant to the BofA Credit Facility, in the Properties, and terminations of related financing statements, in form and content reasonably satisfactory to Buyer, and in sufficient counterparts to facilitate recording; and

(h) A certificate in the form of Annex III.

9.2.2 At the Closing Buyer shall deliver to Seller, or cause to be delivered, the following instruments, dated the Closing Date, properly executed by authorized officers of Buyer and, where appropriate, acknowledged:

(a) A certificate in the form of Annex IV,

(b) The Data Agreement; and

(c) Executed counterparts of the Assignment dated the Closing Date but effective as of the Effective Date.

9.3. Possession. At the Closing, Seller shall deliver to Buyer possession of the Properties other than the Data. Within five (5) Business Days after Closing, Seller shall deliver to Buyer, at Seller’s offices and at Buyer’s expense, copies of all of the Data.

9.4. Payment of Purchase Price. At the Closing, against delivery of the documents and materials described in Section 9.2, Buyer shall pay to Seller, by wire transfer of immediately available funds, the estimated Adjusted Purchase Price as determined in accordance with Section 2.2 (the “Closing Amount”).

10. Casualty Loss. As used herein, the term “Casualty Loss” shall mean, with respect to all or any Wellbore, any destruction by fire, blowout, storm or other casualty or any taking, or pending or threatened taking, in condemnation or expropriation or under the right of eminent domain of any Wellbore, in each case during the Closing Period. Seller shall promptly notify Buyer of any Casualty Loss of which Seller becomes aware. If any Casualty Loss occurs during the Closing Period, Buyer may elect to (a) cause Seller to retain the Wellbore affected by the Casualty Loss, and to reduce the Purchase Price by the Allocated Value of the Wellbore so retained, in which case Seller shall retain all insurance proceeds and rights to make claims and receive proceeds under any insurance policy relating to the Casualty Loss, or (b) require Seller to (i) transfer to Buyer such Wellbore without any reduction in the Purchase Price, notwithstanding such Casualty Loss, (ii) transfer to Buyer full rights to receive all unpaid insurance proceeds, claims, awards and other payments arising out of such Casualty Loss, and (iii) pay to Buyer all sums paid to Seller as insurance proceeds, awards or other payments arising out of such Casualty Loss. Seller shall not voluntarily compromise, settle or adjust any amounts payable by reason of any Casualty Loss without first obtaining the written consent of Buyer.

11. Termination.

11.1. Termination Events. Prior to Closing, this Agreement may be terminated as follows:

(a) By the mutual written consent of Buyer and Seller;

(b) By Seller in the event any condition to Seller’s obligations set forth in Section 8 hereof is not satisfied and such condition is not waived by Seller at or prior to the Termination Date; provided that Seller shall have given written notice to Buyer of the failure of any such condition to have been satisfied and Buyer shall not have caused such condition to have been satisfied prior to the earlier of ten (10) days following such notice or the Termination Date; or

(c) By Buyer in the event any condition to Buyer’s obligations set forth in Section 7 hereof is not satisfied and such condition is not waived by Buyer at or prior to the Termination Date; provided that Buyer shall have given written notice to Seller of the failure of any such condition to have been satisfied and Seller shall not have caused such condition to have been satisfied prior to the earlier of ten (10) days following such notice or the Termination Date; or

(d) By either Seller or Buyer if for any reason the Closing has not occurred by April 30, 2008 (the “Termination Date”).

Notwithstanding the foregoing, a party to this Agreement that is in material breach of or default under this Agreement or any other Transaction Document, or that is in breach of this Agreement or any other Transaction Document in any respect and such breach caused one or more of the Closing conditions of Buyer or Seller contained herein to not be satisfied, shall not be entitled to terminate this Agreement except, in the case of a breach or default by Buyer, with the consent of Seller, or in the case of a breach or default by Seller, with the consent of Buyer.

11.2. Effect of Termination. If Buyer or Seller terminates this Agreement pursuant to Section 11.1, then neither party shall have an further rights or obligations to one another hereunder and there shall be no liability on the part of any party hereto, except for liability arising out of an intentional breach of this Agreement; provided, however, that under no circumstance shall any party to this Agreement be liable for any consequential, incidental, special, treble, exemplary or punitive damages or Liabilities arising out of any actual, alleged or intentional breach of this Agreement, and no claim shall be made or awarded against any party to this Agreement therefor. This Section 11.2 shall survive the termination of this Agreement.

11.3. Specific Performance. Notwithstanding the foregoing, provided Buyer is not in material breach of or default under this Agreement, or in breach of this Agreement in any respect and such breach caused one or more of the Closing conditions of Buyer or Seller contained herein to not be satisfied, Buyer shall have the right to either terminate this Agreement and to seek damages from Seller or to seek specific performance of Seller’s obligations under this Agreement (it being agreed by Buyer and Seller that the Properties are unique and that Buyer would not otherwise have an adequate remedy at law due to the unique nature of the Properties).

12. Taxes, Prorations and Assumption of Obligations.

12.1. Tax Prorations. Real and personal property taxes for the Properties shall be prorated between Buyer and Seller as of the Effective Time. If the actual taxes are not known on the Closing Date, Seller’s share of such taxes shall be determined by using (a) the rates and millage for the year prior to the year in which the Closing occurs, with appropriate adjustments for any known and verifiable changes thereto, and (b) the assessed values for the year in which Closing occurs. When Buyer receives the actual tax statements for the Properties from the appropriate taxing authorities, Buyer shall deliver to Seller a copy of such statements, together with the amount, if any, by which Seller’s proration exceeds or is less than the proration that would have been made had actual tax statements been used to calculate Seller’s proration. If the proration for Seller that would have been made using actual tax statements exceeds that made at Closing, Seller shall pay to Buyer such difference within three (3) Business Days of receipt of such statement. If the proration for Seller that would have been made using actual tax statements is less than that made at Closing, Buyer shall pay to Seller such difference within three (3) Business Days of receipt of such statement.

12.2. Tax Returns. Seller shall cause to be included in its income tax return for all periods ending at the Effective Time, all of the items of income, gain, loss, deduction and credit with respect to the Properties which are required to be included therein, shall cause such tax returns to be filed with the appropriate taxing authorities, and shall be responsible for the timely payment (and entitled to any refund) of all taxes due with respect to the periods covered by such tax returns.

12.3. Assumption of Obligations. At Closing, Buyer shall assume the following (“Assumed Obligations”): (1) the obligation to (i) plug and abandon the Wellbores, (ii) remove and dispose of all structures and equipment constituting a part of the Wellbores, and (iii) dispose of all NORM and all other pollutants, wastes, contaminants, or hazardous, extremely hazardous, or toxic materials, substances, chemicals or wastes generated by the production of Substances or used in connection therewith, whether before or after the Effective Time; (2) all obligations and liabilities arising from or in connection with any gas production, pipeline, storage, processing or other imbalance attributable to Substances, whether before or after the Effective Time; and (3) all other costs, obligations and liabilities that relate to the operation of the Wellbores or the production of Substances, or that otherwise relate to the Properties and, in each case, arise from or relate to events occurring or conditions existing after the Effective Time or which accrue after the Effective Time. All such plugging, replugging, abandonment, removal, disposal, and restoration operations shall be in compliance with applicable laws and regulations and contracts, and shall be conducted in a good and workmanlike manner.

13. Final Accounting.

13.1. Settlement Statement.

(a) As soon as practical and, in any event, no later than one hundred and twenty (120) calendar days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Final Settlement Statement”) setting forth the adjustments to the Purchase Price in accordance with Section 2.2, other than Title Adjustment Amounts not yet determined pursuant to Annex I. The Final Settlement Statement shall be prepared in accordance with this Agreement and on a basis consistent with the preparation of the Closing Statement as described in Section 2.3, and shall set forth Seller’s calculation of the Seller’s Credits, Buyer’s Credits and the Adjusted Purchase Price.

(b) Following the delivery of the Final Settlement Statement, Seller shall afford Buyer the opportunity to examine the Final Settlement Statement and Seller’s calculation of the Seller’s Credits, Buyer’s Credits and the Adjusted Purchase Price, and such supporting schedules, analyses, workpapers, including the audit workpapers and other underlying records or documentation, as are reasonably necessary and appropriate in connection with such review. Seller shall cooperate fully and promptly with the Buyer in such examination, including responding to questions asked by Buyer, and Seller shall make available to Buyer any records under Seller’s reasonable control that are requested by the Buyer in connection with such review.

(c) If, within 30 days following delivery of the Final Settlement Statement to Buyer, Buyer has not delivered to Seller written notice (the “Objection Notice”) of Buyer’s objections to the Final Settlement Statement or Seller’s calculation of Seller’s Credits, Buyer’s Credits and/or the Adjusted Purchase Price (which Objection Notice must contain a statement describing in reasonable detail the basis of such objections), then Seller’s Credits, Buyer’s Credits and/or the Adjusted Purchase Price as set forth in such Final Settlement Statement shall be deemed final and conclusive. In addition, any of Seller’s calculations of Seller’s Credits, Buyer’s Credits and/or the Adjusted Purchase Price as set forth in the Final Settlement Statement which are not objected to in the Objection Notice shall be deemed final and conclusive.

(d) If Buyer delivers the Objection Notice within such 30-day period, then Seller and Buyer shall endeavor in good faith to resolve the objections of Buyer set forth in the Objection Notice for a period not to exceed 15 days from the date of delivery of the Objection Notice. If at the end of the 15-day period there are any objections that remain in dispute, then the remaining objections in dispute shall be submitted for resolution to a “big four” accounting firm to be selected jointly by the Seller and Buyer within the following five days or, if the Seller and Buyer are unable to mutually agree within such five-day period, such accounting firm shall be Ernst & Young (such jointly selected accounting firm or Ernst & Young, the “Referee”). In connection with the engagement of the Referee, each of Buyer and Seller shall execute any engagement, indemnity, and other agreement as the Referee shall require as a condition to such engagement. If Ernst & Young is unable or unwilling to serve as the Referee and the parties are unable to agree upon the designation of a person as substitute arbitrator, then Seller or Buyer, or both of them, may in writing request the Judge of the United States District Court for the Southern District of Texas senior in term of service to appoint the substitute arbitrator. Notwithstanding the foregoing, any dispute regarding the existence of a Title Defect or any Title Adjustment Amount shall be determined in accordance with the procedures set forth in Annex I and any dispute regarding the existence of an Adverse Environmental Condition or any Remediation Value shall be determined in accordance with the procedures set forth in Annex II.

(e) The Referee shall determine such items of Seller’s Credits, Buyer’s Credits and the calculation of the Adjusted Purchase Price as are disputed within 30 days after the objections that remain in dispute are submitted to it.

(f) If any objections are submitted to the Referee for resolution, (A) each of Buyer and Seller shall furnish to the Referee such workpapers and other documents and information relating to such objections as the Referee may request and are available to that party or its Affiliates (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee prior to any written notice of determination hereunder being delivered by the Referee; (B) to the extent that a value has been assigned by Buyer or Seller to any item subject to Buyer’s objection that is submitted to the Referee, the Referee shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either party or less than the smallest value for such objection claimed by either party; (C) the determination by the Referee of items of Seller’s Credits, Buyer’s Credits and the calculation of the Adjusted Purchase Price, as applicable, as set forth in a written notice delivered to Seller and Buyer by the Referee, shall be made in accordance with this Agreement and shall be binding and conclusive on the parties and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof; (D) the fees and expenses of the Referee shall be paid by and apportioned between Buyer and Seller based on the aggregate dollar amount in dispute and the relative recovery as determined by the Referee of Seller and Buyer, respectively; and (E) notwithstanding anything in this Agreement to the contrary, each Party hereto shall bear its own costs and expenses in connection with the resolution of any objections to the calculations set forth in the Final Settlement Statement.

13.2. Payments.

13.2.1 If the Closing Amount is greater than the final Adjusted Purchase Price, then Seller shall pay to Buyer the amount of such excess within five (5) Business Days of the determination of the final Adjusted Purchase Price in accordance with Section 13.1.

13.2.2 If the final Adjusted Purchase Price is greater than the Closing Amount, then Buyer shall pay such difference to Seller within five (5) Business Days of the determination of the final Adjusted Purchase Price in accordance with Section 13.1.

13.3. No Duplicative Effect; Methodologies. The provisions of Section 13.1 shall apply in such a manner so as not to give the components and calculations duplicative effect to any item of adjustment and, except as otherwise expressly provided in this Agreement or in the Closing Statement, the parties covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or reduction) more than once in the calculation of (including any component of) capital expenditures, or operating expenses or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or reduction) would be to cause such amount to be overstated or understated for purposes of such calculation. The parties acknowledge and agree that, if there is a conflict between a determination, calculation or methodology set forth in the Closing Statement or the definitions contained in this Agreement, as applicable, on the one hand, and those provided by GAAP, on the other hand, (a) the determination, calculation or methodology set forth in the Closing Statement or the definitions contained in this Agreement, as applicable, shall control to the extent that the matter is included in the Closing Statement or the definitions contained in this Agreement, as applicable, as a line item or specific adjustment and (b) the determination, calculation or methodology prescribed by GAAP shall control to the extent the matter is not so addressed in the Closing Statement or the definitions contained in this Agreement, as applicable, or requires reclassification as an asset or liability to be included in a line item or specific adjustment.

13.4. Respective Ownership. Seller shall own and receive (or receive credit in the Closing Statement or the Final Settlement Statement, as applicable, for) all proceeds from the sale of hydrocarbons produced from or allocable to the Properties prior to the Effective Time, and shall also receive (or receive credit in the Closing Statement or the Final Settlement Statement, as applicable, for) and hold the right to receive all other revenues, proceeds and benefits attributable to the Properties relating to all periods before the Effective Time. Buyer shall receive (or receive credit in the Closing Statement or the Final Settlement Statement, as applicable, for) all proceeds from the sale of hydrocarbons produced from or allocable to the Properties from and after the Effective Time and shall also receive (or receive credit in the Closing Statement or the Final Settlement Statement, as applicable, for) and hold the right to receive all other revenues, proceeds and benefits attributable to the Properties which relate to all periods from and after the Effective Time. Notwithstanding anything contained in this Section 13 to the contrary if, at any time, Buyer shall receive any revenues for which the Purchase Price was decreased, or revenues which belong to Seller, as provided above, Buyer shall promptly remit same in immediately available funds to Seller. Likewise, if Seller shall for any reason receive any revenue for which the Purchase Price was increased, or revenues which belong to Buyer, as provided above, Seller shall promptly remit same in immediately available funds to Buyer. Except as otherwise provided in this Agreement, any costs and expenses, including taxes (other than income tax) relating to the Properties which are not reflected in the Final Settlement Statement shall be treated as follows: All costs and expenses relating to the Properties for the period of time prior to the Effective Time shall be the sole obligation of Seller and Seller shall promptly pay, or if paid by Buyer, promptly reimburse Buyer in immediately available funds for the same; and all costs and expenses relating to the Properties for the period of time on or after the Effective Time shall be the sole obligation of Buyer and Buyer shall promptly pay, or if paid by Seller, promptly reimburse Seller in immediately available funds for the same.

14. Survival and Indemnification.

14.1. Survival. The liability of Buyer and Seller under each of their respective representations, warranties and covenants contained in this Agreement shall survive the Closing and execution and delivery of the assignments contemplated hereby, subject to the limitations set forth in Section 14.5.

14.2. Liabilities. The term “Liabilities” shall mean any and all payments, charges, judgments, assessments, liabilities, damages, penalties, fines or costs and expenses paid or incurred by the person seeking indemnification, including any legal or other expenses reasonably incurred in connection therewith.

14.3. Indemnification by Seller. After the Closing, Seller shall be responsible for, shall pay on a current basis, and shall indemnify, save, hold harmless, discharge and release Buyer, all of its affiliates, successors and, permitted assignees, and all of its and their respective unitholders, directors, officers, employees, agents and representatives (collectively, “Buyer Indemnified Parties”) from and against any and all Liabilities, arising from, based upon, related to or associated with (a) any act or omission by Seller involving or relating to the Properties occurring before the Effective Time, other than Assumed Obligations; (b) any act or omission by Seller involving or relating to the Excluded Assets whether occurring before or after the Effective Time; (c) the fees of any brokers’ or finders’ fees or commissions arising with respect to brokers or finders retained or engaged by Seller and resulting from or relating to the transactions contemplated in this Agreement; (d) the inaccuracy of any representation or warranty of Seller set forth in this Agreement or in any other agreement, instrument, document or certificate executed or delivered in connection with this Agreement (as limited by the express terms of any representation or warranty); and (e) the breach of, or failure to perform or satisfy, any of the covenants of Seller set forth in this Agreement or in any other agreement, instrument, document or certificate executed or delivered in connection with this Agreement.

14.4. Indemnification by Buyer. After the Closing, Buyer shall assume, be responsible for, shall pay on a current basis, and shall indemnify, save, hold harmless, discharge and release Seller, its affiliates, its and their successors and permitted assigns, and all of their respective members, directors, officers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) from and against any and all Liabilities arising from, based upon, related to or associated with (a) any act, omission, event, condition or circumstance involving or relating to the Properties occurring or existing after the Effective Time; (b) all Assumed Obligations; (c) any brokers’ or finders’ fees or commissions arising with respect to brokers or finders retained or engaged by any person other than Seller and resulting from or relating to the transactions contemplated in this Agreement; (d) the inaccuracy of any representation or warranty of Buyer set forth in this Agreement or in any other agreement, instrument, document or certificate executed or delivered in connection with this Agreement (as limited by the express terms of any representation or warranty); and (e) the breach of, or failure to perform or satisfy any of the covenants of Buyer set forth in this Agreement or in any other agreement, instrument, document or certificate executed or delivered in connection with this Agreement.

14.5. Liability Limitations.

14.5.1 The liability of Seller (i) for the inaccuracy of any representation or warranty, (ii) for the breach of any covenant, (iii) for indemnity under the terms of this Agreement or (iv) otherwise in connection with the transactions contemplated in this Agreement, shall be limited to claims for indemnification pursuant to Section 14.3 for which a Buyer Indemnified Party delivers written notice to Seller on or before the date that ends 6 months following the Closing Date (the “Claim Period”); provided, however, that a Buyer Indemnified Party may deliver notice to Seller (x) at any time after Closing with respect to a breach of Seller’s representations and warranties in Sections 3.1 through 3.3; and (y) at any time during the applicable statute of limitations period with respect to a breach of Seller’s representations and warranties in Section 3.9(b), in which case any liability of Seller for any of the foregoing shall only survive beyond the Claim Period to the extent asserted in a notice delivered during the Claim Period. Furthermore, and notwithstanding anything contained herein to the contrary, any claims for a breach of any of Seller’s representations and warranties in Sections 3.11 through 3.14 must be asserted by Buyer prior to Closing and Buyer’s sole recourse with regard thereto shall be to terminate this Agreement pursuant to Section 11.1(c). In no event shall any claims for a breach of any of Seller’s representations and warranties in Sections 3.11 through 3.14 survive Closing. Any notice under this Section 14.5.1 shall state the facts known to the Buyer Indemnified Party that give rise to such notice in sufficient detail to allow Seller to evaluate the assertion.

14.5.2

(a) None of the Buyer Indemnified Parties shall be entitled to assert any claim for indemnification hereunder, or to otherwise seek any damages or other remedies for or in connection therewith, unless the Liability attributable to the claim is in excess of $50,000 (“Claim Threshold”). The limitations in this Section shall not apply, however, to the obligations of Seller under Sections 12.1, 13.1, 13.2, 13.4 and 19 or to claims for indemnification with respect to a breach of Seller’s representations and warranties under Section 3.9(b).

(b) Additionally, none of the Buyer Indemnified Parties shall be entitled to assert any claim for indemnification hereunder, or to otherwise seek any damages or other remedies for or in connection therewith, until the aggregate amount of all Liabilities in excess of the Claim Threshold exceeds one and one-half percent (1.5%) of the Purchase Price, and then only to the extent of such excess. The limitations in this Section shall not apply, however, to the obligations of Seller under Sections 12.1, 13.1, 13.2, 13.4 and 19 or to claims for indemnification with respect to a breach of Seller’s representations and warranties under Section 3.9(b).

(c) Seller shall not be liable for any claims for indemnification hereunder in any amount exceeding in the aggregate twenty percent (20%) of the Purchase Price; provided, however, that as to claims for indemnification with respect to breaches of Seller’s representations and warranties in Sections 3.1 through 3.3 and Section 3.9(b), Seller shall not be liable for any amount exceeding the Purchase Price and for claims for breach of Seller’s special warranty of title in the Assignment Seller shall not be liable for any amount exceeding the Allocated Value of the Wellbore affected by such breach.

14.5.3 The amount of any Liabilities for which any of the Buyer Indemnified Parties or Seller Indemnified Parties is entitled to indemnification or other compensation under this Agreement or in connection with or with respect to the transactions contemplated in this Agreement shall be reduced by any corresponding (i) tax benefit created or generated or (ii) insurance proceeds realized or that could reasonably be expected to be realized by such party if a claim were properly pursued under the relevant insurance arrangements.

14.5.4 None of the Buyer Indemnified Parties nor the Seller Indemnified Parties shall be entitled to recover from Seller or Buyer, respectively, for any losses, costs, expenses, or damages arising under this Agreement or in connection with or with respect to the transactions contemplated in this Agreement, any amount in excess of the actual compensatory damages, court costs and reasonable attorney fees, suffered by such party. Buyer on behalf of each of the Buyer Indemnified Parties and Seller on behalf of each of the Seller Indemnified Parties waives any right to recover consequential, incidental, special, treble, exemplary or punitive damages or Liabilities arising in connection with or with respect to the transactions contemplated in this Agreement. For the avoidance of doubt, this Section 14.5.4 does not diminish or otherwise affect the parties’ rights and obligations to be indemnified against, and provide indemnity for, indirect, consequential, punitive or exemplary damages awarded to any third party for which indemnification is provided in this Agreement.

14.5.5 If the Closing occurs, except as provided in Sections 12.1, 13.1, 13.2, 13.4 and 19, the sole and exclusive remedy of each of the Buyer Indemnified Parties and the Seller Indemnified Parties with respect to the purchase and sale of the Properties shall be pursuant to the express indemnification provisions of this Section 14. Any and all (i) claims relating to the representations, warranties, covenants and agreements contained in this Agreement, (ii) other claims pursuant to or in connection with this Agreement or (iii) other claims relating to the Properties and the purchase and sale thereof shall be subject to the provisions set forth in this Section 14, except for claims in connection with Sections 12.1, 13.1, 13.2, 13.4 and 19. Except for claims made pursuant to the express indemnification provisions of this Section 14, Buyer on behalf of each of the Buyer Indemnified Parties and Seller on behalf of each of the Seller Indemnified Parties shall be deemed to have waived, to the fullest extent permitted under applicable law, any right of contribution against Seller or any of its affiliates and any and all rights, claims and causes of action it may have against Seller or any of its affiliates or Buyer or any of its affiliates, respectively, arising under or based on any federal, state or local statute, law, ordinance, rule or regulation or common law or otherwise.

14.5.6 No person entitled to indemnification hereunder or otherwise to damages in connection with or with respect to the transactions contemplated in this Agreement shall settle, compromise or take any other action with respect to any claim, demand, assertion of liability or legal proceeding that could prejudice or otherwise adversely impact the ability of the person providing such indemnification or potentially liable for such damages to defend or otherwise settle or compromise with respect to such claim, demand, assertion of liability or legal proceeding.

14.5.7 Seller and Buyer acknowledge that the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated in this Agreement which is not asserted by Buyer prior to the Closing. As the payment of money shall be adequate compensation, Buyer and Seller waive any right to rescind this Agreement or any of the transactions contemplated hereby.

14.5.8 Each person entitled to indemnification hereunder or otherwise to damages in connection with the transactions contemplated in this Agreement shall take all reasonable steps to mitigate all losses, costs, expenses and damages after becoming aware of any event or circumstance that could reasonably be expected to give rise to any losses, costs, expenses and damages that are indemnifiable or recoverable hereunder or in connection herewith.

14.5.9 THE INDEMNIFICATION, RELEASE AND ASSUMPTION PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE SOLELY OR IN PART FROM THE GROSS, ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF ANY INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

14.5.10 Seller shall not have any obligation or liability under this Agreement or in connection with or with respect to the transactions contemplated in this Agreement for any breach, misrepresentation or noncompliance with respect to any representation, warranty, covenant, indemnity or obligation (i) if such breach, misrepresentation or noncompliance shall have been waived in writing by Buyer or (ii) if Buyer had actual knowledge of the relevant facts at or before Closing.

14.6. Waiver of Consumer Rights. BUYER HEREBY WAIVES THE PROVISIONS OF THE TEXAS DECEPTIVE TRADE PRACTICES ACT, CHAPTER 17, SUBCHAPTER E, SECTIONS 17.41 THROUGH 17.63, INCLUSIVE (OTHER THAN SECTION 17.555, WHICH IS NOT WAIVED), OF THE TEXAS BUSINESS AND COMMERCE CODE (“DTPA”), A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS. AFTER CONSULTATION WITH AN ATTORNEY OF ITS OWN SELECTION, BUYER VOLUNTARILY CONSENTS TO THIS WAIVER. TO EVIDENCE ITS ABILITY TO GRANT SUCH WAIVER, BUYER REPRESENTS TO SELLER THAT (I) IT IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION; (II) IT IS REPRESENTED BY LEGAL COUNSEL IN ENTERING INTO THIS AGREEMENT; AND (III) SUCH LEGAL COUNSEL WAS NOT DIRECTLY OR INDIRECTLY IDENTIFIED, SUGGESTED, OR SELECTED BY SELLER OR AN AGENT OF SELLER.

15. Further Assurances.

15.1. General. After the Closing, Seller and Buyer shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any exhibit, document, certificate or other instrument delivered pursuant hereto.

15.2. Filings, Notices and Certain Governmental Approvals. Promptly after Closing Buyer shall (i) record the assignments of the Properties executed at the Closing in all applicable real property records and (ii) pursue all other consents and approvals that may be required in connection with the assignment of the Properties to Buyer, and the assumption of the liabilities assumed by Buyer hereunder, and that shall not have been obtained prior to Closing.

15.3. Logos and Names. As soon as practicable after the Closing, Buyer will remove or cause to be removed the names and marks used by Seller and all variations and derivatives thereof and logos relating thereto from the Properties.

15.4. Financial Information.

15.4.1 Prior to and following Closing, Seller shall and shall use its reasonable best efforts to cause its accountants, counsel, agents and other third parties to cooperate with Buyer and its representatives in connection with the preparation by Buyer of financial statements and other financial data relating to the Properties (collectively, the “Financial Statements”) that are required to be included in any filing by Buyer or its affiliates with the Securities and Exchange Commission.

15.4.2 .Prior to and following Closing, Seller shall give Buyer and its representatives reasonable access during normal business hours to the Properties, Records, and other financial data necessary for the preparation of the Financial Statements. If requested, Seller shall execute and deliver to the external audit firm that audits the Financial Statements (the “Audit Firm”) such representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of an audit or are the subject of a review pursuant to Statement of Accounting Standards 100 (Interim Financial Information), as may be reasonably requested by the Audit Firm, with respect to the Financial Statements, including, as requested, representations regarding internal accounting controls and disclosure controls. As used in this Section 15.4, the term “Records” means all ledgers, books, records, data, files, and accounting and financial records, in each case to the extent related primarily to the Properties, or used or held for use primarily in connection with the maintenance or operation thereof.

16. Notices. All notices required or permitted under this Agreement shall be in writing and, (a) if by air courier, shall be deemed to have been given and received one (1) Business Day after the date deposited with a recognized carrier of overnight mail, with all freight or other charges prepaid, (b) if by facsimile, shall be deemed to have been given when actually received, and (c) if mailed, shall be deemed to have been given and received three (3) Business Days after the date when sent by registered or certified mail, postage prepaid, addressed as follows:

If to Buyer:	CEP Mid-Continent LLC
One Allen Center
500 Dallas Street, Suite 3300
Houston, Texas 77002
Attention: Lisa J. Mellencamp
Telephone: (713) 369-3600
Facsimile: (713) 344-2901

with a copy to:	Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
Attention: Cheryl Phillips
Telephone: (713)220-4446
Facsimile: (713) 238-7414

If to Seller:	CoLa Resources LLC
One Allen Center
500 Dallas Street, Suite 3300
Houston, Texas 7700
Attention: Elizabeth A. Evans
Telephone: (713) 369-3600
Facsimile: (713) 344-2901

with a copy to:	Bracewell & Giuliani LLP
711 Louisiana, Suite 2300
Houston, Texas 77002
Attention: Gray H. Muzzy
Facsimile: 713.221.2109

17. Assignment. Neither Seller nor Buyer may assign their respective rights or delegate their respective duties or obligations arising under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other party.

18. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Texas without giving effect to any principles of conflicts of laws. The validity of the various conveyances affecting the title to real property shall be governed by and construed in accordance with the laws of the jurisdiction in which such property is situated. The representations and warranties contained in such conveyances and the remedies available prior to Closing as a result of any breach of such representations and warranties shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to the principles of conflicts of laws.

19. Expenses and Fees. Whether or not the transactions contemplated by this Agreement are consummated, each of the parties hereto shall pay the fees and expense of its counsel, accountants and other expert’s incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby. Buyer shall be solely responsible for the cost of all fees for the recording of transfer documents or any sales, transfer, stamp or other excise taxes resulting from the transfer of the Properties to Buyer. All other costs shall be borne by the party incurring such costs.

20. Integration. This Agreement, the Exhibits and Annexes hereto and the other Transaction Documents set forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersede all prior agreements, prior arrangements and prior understandings relating to the subject matter hereof.

21. Waiver or Modification. This Agreement may be amended, modified, superseded or cancelled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by a duly authorized officer of Buyer and

Seller, or, in the case of a waiver or consent, by or on behalf of the party or parties waiving compliance or giving such consent. The failure of any party at any time or times to require performance of any provision of this Agreement shall not affect its right at a later time to enforce such provision. No waiver by any party of any condition, or of any breach of any covenant, agreement, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition or of any breach of any other covenant, agreement, representation or warranty.

22. Bold and/or Capitalized Letters. THE PARTIES AGREE THAT THE BOLD AND/OR CAPITALIZED LETTERS IN THIS AGREEMENT CONSTITUTE CONSPICUOUS LEGENDS.

23. Headings. The Section headings contained in this Agreement are for convenient reference only and shall not in any way affect the meaning or interpretation of this Agreement.

24. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

25. Multiple Counterparts. This Agreement may be executed in a number of identical counterparts, each of which for all purposes is to be deemed an original, any one of which may contain the execution of either Buyer or Seller, and all of such counterparts taken together shall constitute one completely executed original agreement. Delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties.

26. Third Parties. Nothing in this Agreement shall entitle any person other than the parties hereto and their respective successors and permitted assigns to any claim, cause of action, benefit, remedy or right of any kind, except for the rights of Buyer Indemnified Parties and Seller Indemnified Parties.

27. Waiver of Jury Trial. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OF THE PARTIES. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES TO ENTER INTO THIS AGREEMENT.

28. Public Announcements. No party hereto (nor its Affiliates) shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties hereto, which approval shall not be unreasonably withheld; provided that any party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing party will advise the other parties hereto before making the disclosure).

29. Additional Defined Terms. When used in this Agreement, the following terms shall have the respective meanings assigned to them in this Section 29:

“Adverse Environmental Condition” means any violation of Environmental Laws applicable to the Properties including, without limitation, contamination or condition exceeding regulatory limits and not otherwise authorized by permit or law, resulting from any discharge, release, production, storage, treatment, seepage, escape, leakage, emission, emptying, leaching or any other activities on, in or from any Property, or the migration or transportation from other lands to any Property, of any wastes, pollutants, contaminants, hazardous materials or other materials or substances subject to regulation relating to the protection of the environment that require remediation pursuant to any current federal, state or local laws or statutes, including Environmental Laws. Neither the foregoing definition nor any provision of this Agreement that incorporates this defined term shall abrogate or limit Buyer’s indemnity and hold harmless obligations under Article 14.

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, Controls or is Controlled by or is under common Control with such first Person.

“BofA” means Bank of America, N.A.

“BofA Credit Facility”means the Credit Agreement, dated May 17, 2007, among Seller and BofA.

“Business Day” or “business day” shall mean a day other than Saturday or Sunday or any legal holiday for commercial banking institutions under the laws of the State of Texas.

“Control” as used in this Agreement (including, with their correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) shall mean (1) with respect to a corporation, the ownership of voting securities or other equity interest in such corporation entitling the holder thereof to elect a majority of the board of directors of such corporation, (2) in the case of a limited partnership, the ownership of a majority of the voting equity interests of the general partner of such limited partnership, (3) in the case of a limited liability company, the ownership of a majority of the outstanding voting securities, membership interest or other equity interest (however characterized) of such limited liability company, and (4) in the case of any other entity, the ownership of voting securities or other equity interest in such entity entitling the holder thereof to elect a majority of, or otherwise control, the governing body of such entity.

“Environmental Laws” means all applicable laws and regulations concerning or relating to the pollution or protection of the environment, including the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Toxic Substance

Control Act, the Hazardous and Solid Waste Amendments Act of 1984, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Clean Water Act, the National Environmental Policy Act, the Endangered Species Act, the Fish and Wildlife Coordination Act, the National Historic Preservation Act and the Oil Pollution Act of 1990, as such laws may be amended from time to time and all regulations, orders, rulings, directives, requirements and ordinances promulgated thereunder.

“Liens” means any encumbrance, lien, claim, easement, right, agreement, instrument, obligation, burden or defect.

“Maximum Guaranty Amount” means (i) with regard to any indemnity claims of Buyer pursuant to Section 14.3 (subject to the limitations of Section 14.5) an amount not to exceed twenty percent (20%) of the Purchase Price and (ii) with regard to any payments due by Seller to Buyer pursuant to Annex I, an amount equal to the aggregate of that portion, if any, of the Allocated Value of each Wellbore allocable to any Lease as to which Seller has not received recorded assignments of its interest as of the Closing Date, less the estimated sum of proceeds due Seller for periods prior to the Effective Time attributable to Wellbores which are not on pay status as of the Closing Date; provided that the Maximum Guaranty Amount under this clause (ii) shall adjust proportionately over time as Seller receives and records assignments of its interests or receives proceeds for Wellbores previously not on pay status.

“Organizational Documents” shall mean with respect to any particular entity: (a) if a corporation, its articles or certificate of incorporation and its bylaws; (b) if a limited partnership, its limited partnership agreement and its articles or certificate of limited partnership; (c) if a limited liability company, its articles of organization or certificate of formation and its limited liability company agreement or operating agreement; (d) all related equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements or registration rights agreements; and (e) any amendment or supplement to any of the foregoing.

“Person” shall mean an individual, corporation, limited liability company, partnership, limited liability partnership, joint venture, trust, unincorporated organization or any other entity, including any United States, foreign, state or local governmental entity or municipality or any authority, department, commission, board, bureau, agency, court, instrumentality or subdivision thereof.

“Seller’s Knowledge” shall mean the actual knowledge of any of the following individuals: Joseph L. Joyce, Anuj Sharma, Sophie Ewalt, Craig Andrews and Gerald Reiger.

[SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT – PAGE 1 OF 2]

IN WITNESS WHEREOF, the parties, by their duly authorized officers, have executed this Agreement as of the date set forth above.

BUYER:

CEP MID-CONTINENT LLC, a Delaware limited liability company

By:	/s/ Felix Dawson
Felix Dawson
President & Chief Executive Officer

[SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT – PAGE 2 OF 2]

SELLER:

COLA RESOURCES LLC a Delaware limited liability company

By: CEU CoLa LLC,
a Delaware limited liability company, as Sole Manager

By:	/s/ Martin Hunter
Martin Hunter
Vice President for Tax and Treasury